SNM Global Holdings, Inc.

7950 NW 53rd Street, Suite 337

Miami, Florida 35166

(410) 733-6551

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

September 9, 2019

Re: Request for Qualification - SNM Global Holdings, Inc. (the “Company”) Offering Statement on Form 1-A (File Number 024-11052)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced Form 1-A be qualified by the Securities and Exchange Commission so that it may become qualified at 4:30 p.m., Eastern Daylight Time on September 11, 2019, or as soon as practicable thereafter.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/ Troy Lowman

By: Troy Lowman

Chief Executive Officer